SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, August 9, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported its financial results for the second quarter ended June 30, 2018.

GAFISA  ANNOUNCES
2Q18 RESULTS

Conference Call
August 10, 2018

► 9:30 a.m.  Brasília time
In Portuguese
+55 (11) 3127-4971 / 3728-5971 (Brazil)
Code: Gafisa

► 8:30 a.m. US EST
In Engligh
(simultaneous translation from Portuguese)
+1 516 300-1066  (USA)
Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:
+55 (11) 3127-4999
Portuguese: 24040588
English: 24040589

Shares

GFSA3 – B3 (formerly BM&FBovespa)
GFA – NYSE
Total outstanding shares: 44,757,914¹
Average Daily Traded Volume (2Q18):
R$14.2 million
¹including 932,776 treasury shares

The second quarter of 2018 reaffirmed Gafisa’s positive financial and operational progress, further reinforcing our view that we reached a pivotal inflection point over the course of previous quarters.

We launched three successful projects in the quarter, two of them in the city of São Paulo/SP and one in the metropolitan region of Greater São Paulo. These projects’ PSV totaled R$400 million with an SoS of 52.5%. This result is a reflexion of the Management’s commitment to efficiently execute its launches, the effect of which can be clearly seen in recent results. The sales performance of these launched projects, coupled with inventory sales, positively impacted gross sales in the quarter, which totaled R$405.8 million, up 38.3% and 68.5% versus 1Q18 and 2Q17, respectively.

Cancellations totaled R$59.9 million in 2Q18, a sharp drop of 47.3% year-over-year and 3.8% less quarter-over-quarter, marking a new low for cancellations, as reiterated by Management.

The sales mix and the positive trend in cancellations resulted in net presales of R$345.9 million, an increase of 46.7% and 172.1% versus 1Q18 and 2Q17, respectively. In 1H18, net presales totaled R$581.7 million, 137.9% higher than in 1H17. The efficiency of digital tools to leverage our sales channels with our clients was also a highlight: in 1H18, nearly 30% of total sales derived from these online tools.

Regarding financial performance, net revenue grew in all bases of comparison, driven by higher inventory sales and the Upside Pinheiros project (launched in 1Q18) contributing R$68 million to revenues. Project sales with better margins bolstered adjusted gross profit in the first half of 2018, a four-fold increase against the same period last year. As a result, adjusted gross margin reached 31.7% in 1H18, confirming the impact of higher revenue recognition share from more recent projects, the effect of which we had already indicated.

The successful launch of new projects can be seen in the Backlog Results (REF), which reached a balance of R$262.8 million in 1H18, or a 63% increase against the same period last year. This performance resulted in gross margin of 37.5%, signaling a favorable outlook for revenue and margin over upcoming quarters, especially due to a higher share of revenue recognition from more recent projects in future results.

General and administrative expenses totaled R$39.5 million in 1H18, 16.1% lower than in 1H17. This downward trend affirms the Company’s ongoing diligence in finding opportunities to maximize the efficiency of its processes.

In 2Q18, selling expenses were 15.8% and 32.7% higher than in 1Q18 and 2Q17, respectively, due to a set of initiatives necessary to ensure good launches in the period. It is worth mentioning that these increases came in lower than the rate of higher gross sales in the period.

The gradual recovery of Gafisa’s financial performance is also signaled by its adjusted EBITDA, which reached R$29.2 million in 2Q18, sustaining the upward trend seen in the first quarter of 2018, boosted by revenue recognition of projects with higher margins.

The improved cash position positively impacted 1H18’s net financial result of negative R$39.0 million, a reduction of 37.0% against the same period last year, also driven by lower indebtedness. 1H18 net financial loss totaled a negative R$85.3 million, a 62.8% evolution vs. 1H17.

Another highlight in 1H18 was the reduction of Gafisa’s net debt. In 1H18, net debt reached R$751.9 million, 32.4% lower than the R$1.1 billion recorded in 1H17. Therefore, the Company’s leverage, measured by net debt to shareholders' equity ratio, was 82.8% in the period, a sharp drop compared to the 126.1% recorded at the end of 2017, mainly due to capital increase and renegotiations in 1Q18, which both reduced debt and increased cash position in the period.

Finally, deliveries in the quarter positively impacted cash generation in the quarter, which totaled R$26.7 million. Cash generation was negative R$45.2 million in 1H18, reflecting the negative cash generation of the previous quarter.

Thus, the good launch performances, inventory deliveries with better margins, ongoing pursuit of increased operational and administrative efficiency and new levels in the areas of cancellations and net debt indicate that this positive trend should continue. Despite economic and political uncertainties that still impact our business environment and the country as a whole, we remain focused on sustaining our current trend of improved results over upcoming periods.

Sandro Gamba

CEO

 MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Launches	399,875	138,715	188.3%	-	-	538,590	-	-
Gross Sales	405,858	293,460	38.3%	240,795	68.5%	699,318	476,406	46.8%
Cancellations	(59,912)	(57,702)	3.8%	(113,648)	-47.3%	(117,614)	(231,862)	-49.3%
Pre-Sales	345,946	235,757	46.7%	127,146	172.1%	581,704	244,544	137.9%
Net Sales over Supply (SoS)	19.9%	14.4%	5.2 bps	7.9%	11.9 bps	17.2%	14.2%	0.2 bps
Delivery PSV	300,991	-	-	479,869	-37.3%	300,991	744,747	-59.6%
Inventories	1,395,626	1,396,706	-0.1%	1,476,281	-5.5%	1,395,626	1,476,281	-5.5%

Table 2 – Financial Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,253	105.3%	515,668	283,792	81.7%
Adjusted Gross Profit	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin [1]	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps
Adjusted EBITDA	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%
Adjusted EBITDA Margin²	9.6%	1.5%	810 bps	-44.2%	5380 bps	6.3%	-39.6%	4590 bps
Net Income	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
Backlog Revenues	701,634	625,251	12.2%	450,923	55.6%	701,634	450,923	55.6%
Backlog Results ³	262,828	231,253	13.7%	161,291	63.0%	262,828	161,291	63.0%
Backlog Results Margin ³ [5]	37.5%	37.0%	50 bps	35.8%	170 bps	37.5%	35.8%	170 bps
Net Debt	751,873	778,530	-3.4%	1,112,403	-32.4%	751,873	1,112,403	-32.4%
Cash and Cash Equivalents [4]	212,897	204,938	3.9%	214,573	-0.8%	212,897	214,573	-0.8%
Equity + Minority Shareholders	908,570	936,904	-3.0%	1,378,424	-34.1%	908,570	1,378,424	-34.1%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	17.3%	9.8%	750 bps	7.2%	1010 bps	17.3%	7.2%	1010 bps

¹ Adjusted by capitalized interests;

² Adjusted by stock option plan expenses (non-cash), minority shareholders;

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Launches	399,875	138,715	188.3%	-	-	538,590	-	-
Gross Sales	405,858	293,460	38.3%	240,795	68.5%	699,318	476,406	46.7%
Cancellations	(59,912)	(57,702)	3.8%	(113,648)	-47.3%	(117,614)	(231,862)	-49.3%
Pre-Sales	345,946	235,757	46.7%	127,146	172.1%	581,704	244,544	137.9%
Sales over Subpsly (SoS)	19.9%	14.4%	5.5 bps	12.9%	12.0 bps	17.2%	14.2%	3.0 bps
Delivery PSV	300,991	-	-	479,869	-37.3%	300,991	744,747	-59.6%

Launches

In 2Q18 Gafisa launched three projects with total PSV of R$399.9 million, all in Greater São Paulo. Added to the R$138.7 million in 1Q18, launches totaled R$538.6 million in 1H18. It is worth highlighting that the launch volume in 1H18 has already nearly reached the total volume of 2017 (R$539 million in 1H18 vs. R$554 million in 2017).

Sales over supply (SoS) of these projects stood at 19.9%, validating Gafisa’s efficient execution of launches and continued inventory sales.

*It considers 1H18

Table 4 - Launches (R$ 000)

Project	City	Period	PSV	Segment
Upside Pinheiros	São Paulo/SP	1Q18	138,715	High
Upside Paraíso	São Paulo/SP	2Q18	146,949	High
Belvedere Lorian	Osasco/SP	2Q18	165,130	High
MOOV Belém	São Paulo/SP	2Q18	86,797	Medium
TOTAL			538,591

Sales

In 2Q18, gross sales totaled R$405.9 million, 38.3% and 68.5% higher than in 1Q18 and 2Q17, respectively, mainly driven by successful launches in the quarter, corresponding to 57.8% of volume sold. Gross sales reached R$699.3 million in 1H18, up 46.7% vs. 1H17.

Cancellations totaled R$59.9 million in 2Q18, a 3.8% drop from 1Q18, and a sharp drop of 47.3% compared to 2Q17, marking a new low for cancellations for the year. The first half of the year also reflects a clear year-over-year inflection point for cancellations, with a 49.3% reduction vs. 1H17.

The gross sales result and cancellations remaining close to the same level as the previous quarter contributed to a net presales increase of 46.7% and 172.1%, quarter-over-quarter and year-over-year, respectively, to R$345.9 million in 2Q18. Such comparison is equally positive in the 1H18 year-over-year analysis: net presales totaled R$581.7 million in 1H18, up 137.9% vs 1H17.

Internet sales were especially strong in the period, having an important influence over clients who search for real estate properties online. These online tools contributed to around 30% of total sales in the first semester of the year, or R$229 million in sales in 1H18.

Cancellations (R$ million)

132
106
100
118
114
84
95
58
59
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

2016: R$508 MM | 2017: R$412 MM | 2018*: R$118MM

*It considers 1H18

Net Sales Breakdown 2Q18 (%)

42.2%
57.8%
Launches 2Q18
Inventory

Net Pre-sales (R$ million)

130
258
356
117
127
354
122
236
346
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

2016: R$811 MM | 2017: R$720 MM | 2018*: R$582 MM

*It considers 1H18

Sales Over Supply (SoS)

Positive launch performance boosted quarterly SoS, which increased from 14.4% in 1Q18 to 19.9% in 2Q18. SoS in 1H18 climbed from 37.5% in 1Q18 to 43.1% in 2Q18, atesting the efficiency of Gafisa’s continued and efficient business strategy.

Inventory (Property for Sale)

   Inventory at market value reached R$1,395.6 million in 2Q18, in line with the previous quarter. Year-over-year, inventory fell 5.5% as the company focused on sales and reduced the number of launches in the period. The project inventory located outside of strategic markets of R$55.1 million, accounts for 3.9% of the total inventory, of which 59.9% are finished units.

Table 5 – Inventory at Market Value 2Q18 x 1Q18 (R$ 000)

	Inventories EoP 1Q18	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 2Q18	Q/Q(%)
São Paulo	1,105,642	399,875	43,497	(371,940)	(28,315)	1,148,760	3.9%
Rio de Janeiro	232,040	-	13,925	(29,646)	(24,522)	191,798	-17.3%
Other Markets	59,023	-	2,490	(4,273)	(2,173)	55,068	-6.7%
Total	1,396,706	399,875	59,912	(405,858)	(55,009)	1,395,626	-0.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Gafisa continues to focus on gradually reducing inventories, seeking to maintain a balance between sales of more recent projects and of finished units. This strategy can be seen when we analyze Gafisa’s inventory turnover for the last 12 months ended in 2Q18, which evidences a reduction in the number of months for theoretical inventory liquidation.

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Iniated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 2Q18
São Paulo	257,857	92,380	358,172	160,114	280,237	1,148,760
Rio de Janeiro	-	-	-	5,194	186,604	191,798
Other Markets	-	-	22,094	-	32,974	55,068
Total	257,857	92,380	380,266	165,308	499,815	1,395,626

Delivered Projects and Transfer

In 2Q18, 5 projects were delivered with total PSV of R$301.0 million. On June 30, 2018, Gafisa managed the construction of 21 projects, all of which are on schedule according to the Company’s business plan.

Over the past few years, the Company has been taking steps to improve the receivables/transfer process, aiming to maximize the return rates on capital employed. Currently, the Company’s directive is to conclude the transfer process of 90% of eligible units within 90 days after the delivery of the project.

Therefore, PSV transferred in 2Q18 jumped 138.2% to R$140.5 million quarter-over-quarter, driven by a higher volume of projects delivered, and was down 41.6% year-over-year, due to the higher volume of deliveries in 2Q17. In 1H18, PSV transferred totaled R$199.5 million, 41.8% lower than in 1H17, also due to a lower volume of deliveries in the period.

Table 7 – Transfer

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
PSV Transferred ¹	140,505	58,998	138.2%	240,783	-41.6%	199,503	342,527	-41.8%
Deleverd Projects	5	-	-	4	25.0%	5	7	-28.6%
Delivery Units	1,025	-	-	1,389	-26.2%	1,025	1,999	-48.7%
Deliverd PSV ²	300,991	-	-	479,869	-37.3%	300,991	744,927	-59.6%

¹ PSV transfers refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.7 billion, represents 32 potential projects/phases or nearly 8,000 units. Approximately 57.3% of land was acquired through swaps. In 2Q18, the Company acquired three new land areas in São Paulo, with potential PSV of R$326.2 million. The acquisition of these land areas was made with a combination of a physical swap of 39% and cash payment.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potencial Units (% Gafisa)	Potencial Units (100%)
São Paulo	2,386,018	52.7%	45.0%	7.7%	5,338	6,004
Rio de Janeiro	1,353,466	63.2%	63.2%	0.0%	1,956	1,956
Total	3,739,484	57.3%	53.1%	4.3%	7,294	7,960

¹ The swap percentage is measured compared to the historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ participation in the project.

Table 9 – Changes in the Landbank (2Q18 x 1Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,466,636	326,176	399,875	-	(6,919)	2,386,018
Rio de Janeiro	1,420,604	-	-	67,333	195	1,353,466
Total	3,887,240	326,176	399,875	67,333	(6,723)	3,739,485

FINANCIAL RESULTS

Revenue

Net revenues increased to R$302.3 million in 2Q18, up 105.3% compared to 2Q17, mainly reflecting the revenue growth of projects launched from 2014 to 2016, which moved closer to completed construction, thereby increasing their share of revenue contribution, besides a higher volume of projects launched in 2017. The project launched in 1Q18, Upside Pinheiros, drove revenue increase in the quarter by R$68.2 million.

Table 10 – Revenue Recognition (R$ 000)

	2Q18				2Q17
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	232,403	67.2%	68,242	22.6%	-	0.0%	-	0.0%
2017	20,777	6.0%	9,918	3.3%	-	0.0%	-	0.0%
2016	24,171	7.0%	25,034	8.3%	14,999	11.8%	18,546	12.6%
2015	33,323	9.6%	148,275	49.1%	41,331	32.5%	57,085	38.8%
<2014	35,271	10.2%	50,801	16.8%	70,817	55.7%	71,623	48.6%
Total	345,946	100%	302,270	100.0%	127,146	100%	147,254	100.0%
SP + RJ	344,163	99.5%	276,766	91.6%	121,653	95.7%	146,430	99.4%
Other Markets	1,783	0.5%	25,504	8.4%	5,494	4.3%	824	0.6%

Gross Profit & Margin

Gafisa’s adjusted gross profit totaled R$104.4 million in 2Q18, substantial growth compared to 1Q18 (+76.5%) and 2Q17 (+740.2%), boosted by sales of projects with better margins. Positive sales performance also drove adjusted gross profit growth in 1H18, which totaled R$163.5 million, 392.0% higher than in 1H17. It is worth mentioning the gradual inversion of the Company’s financial performance curve, signaled by higher net revenue versus 1Q18 (+41.6%), and 2Q17 (+105.3%) and in 1H18 (+81.7%).

Adjusted gross margin in 2Q18 was 34.5%, 680 bps higher than 1Q18 and 2,610 bps vs. 2Q17. In 1H18,  gross margin totaled 31.7%, 2,000 bps higher than in 1H17.

Table 11 – Gross Margin (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,254	105.3%	515,668	283,792	81.7%
Gross Profit	72,824	22,862	218.5%	(14,403)	-605.6%	95,686	(31,570)	-403.1%
Gross Margin	24.1%	10.7%	1340 bps	-9.8%	3390 bps	18.6%	-11.1%	2970 bps
(-) Financial Costs	31,542	36,272	-13.0%	26,824	17.6%	67,814	64,800	4.7%
Adjusted Gross Profit [1]	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin [1]	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps

¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

General and administrative expenses totaled R$39.5 million in 1H18, 16.1% lower than in 1H17. This decrease reflects the Company’s diligence in its continued efforts to cut costs.

In 1H18, selling expenses totaled R$52.4 million, 30.2% higher than in 1H17. This increase reflects the initiatives which resulted in successful launches in the period, reminding that no launch took place in 1H17. At the same way, quarter-over-year, expenses came to R$28.1 million, 15.8% higher than in 1Q18. It is worth mentioning that these rates were lower than higher gross sales rates during the same periods, i.e., up 38.3% and 68.5% in 2Q18 and 1H18, respectively.

 Thus, selling, general and administrative expenses came to R$49.0 million in 2Q18, 13.9% and 19.6% higher than in 1Q18 and 2Q17, respectively. In 1H18, expenses totaled R$91.9 million, 5.2% higher than in 1H17.

Table 12 – SG&A Expenses (R$ 000)

	2T18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Selling Expenses	(28,110)	(24,279)	15.8%	(21,184)	32.7%	(52,389)	(40,240)	30.2%
G&A Expenses	(20,845)	(18,696)	11.5%	(19,738)	5.6%	(39,541)	(47,107)	-16.1%
Total SG&A Expenses	(48,955)	(42,975)	13.9%	(40,922)	19.6%	(91,930)	(87,347)	5.2%

In 1H18, other operating revenues/expenses totaled R$29.9 million, 41.6% lower than in 1H17. In 2Q18, other operating revenues/expenses totaled R$17.7 million, up 45.2% from 1Q18, and down 43.9% from 2Q17, driven by litigation expenses. The table below breaks down these expenses.

Table 13 – Other Operating Revenues/Expenses (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Litigation Expenses	(15,747)	(11,776)	33.7%	(30,041)	-47.6%	(27,523)	(46,777)	-41.2%
Others	(1,972)	(429)	359.7%	(1,528)	29.1%	(2,401)	(4,494)	-46.6%
Total	(17,719)	(12,205)	45.2%	(31,569)	-43.9%	(29,924)	(51,271)	-41.6%

Adjusted EBITDA

Adjusted EBITDA totaled R$29.2 million in 2Q18, in line with the positive trend seen in the first quarter of the year. This result reflects on the improved margins already explained.

Table 14 – Adjusted EBITDA (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Income	(29,359)	(55,924)	-47.5%	(180,004)	-83.7%	(85,284)	(229,401)	-62.8%
Discontinued Operation Result [1]	-	-	-	(9,545)	-100.0%	-	98,175	-100.0%
Adjusted Net Income[1]	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
(+) Financial Results	19,082	19,950	-4.4%	33,390	-42.9%	39,032	61,950	-37.0%
(+) Income Taxes	1,432	232	517.2%	949	50.9%	1,664	2,295	-27.5%
(+) Depreciation and Amortization	5,140	3,985	29.0%	8,875	-42.1%	9,125	17,583	-48.1%
(+) Capitalized Interest	31,542	36,272	-13.0%	26,824	17.6%	67,814	64,800	4.7%
(+) Expenses w Stock Option Plan	1,369	(91)	-1604.3%	(424)	-422.9%	1,278	1,703	-25.0%
(+) Minority Shareholders	(42)	(1,179)	-96.4%	(100)	-58.0%	(1,221)	(50)	2342.0%
(+) AUSA Income Effect Adjusted	-	-	-	35,891	-100.0%	-	66,915	-100.0%
Adjusted EBITDA[1]	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%

      ¹ Sale of Tenda shares.

Financial Result

In 2Q18, financial result totaled R$3.7 million, 30.1% lower than in 1Q18 and 59.4% lower than in 2Q17. In 1H18, financial results of R$9.1 million came 46.8% lower than the same period  last year. These decreases mainly reflect the interest rate drop incurred on cash and cash equivalents in the period.

Financial expenses totaled R$22.8 million in 2Q18, 9.8% and 46.4% lower than in 1Q18 and 2Q17. In 1H18, financial expenses came to R$48.1 million, down 39.1% from 1H17, mainly due to the capital increase in 1H18 and debt reduction.

Therefore, net financial result was negative R$39.0 million in 1H18, a reduction of 37.0% versus 1H17, an effect of the higher cash position.

Net Income

In 2Q18, the Company posted a net loss of R$29.4 million, compared to a net loss of R$55.9 million in 1Q18 and R$170.6 million in 2Q17. In 1H18, net loss totaled R$85.3 million, down 74.0% versus 1H17.

Table 15 – Net Income (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,253	105.3%	515,668	283,792	81.7%
Gross Profit	72,824	22,862	218.5%	(14,403)	-605.6%	95,686	(31,570)	-403.1%
Gross Margin	24.1%	10.7%	1340 bps	-9.8%	3390 bps	18.6%	-11.1%	2970 bps
Adjusted Gross Profit ¹	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps
Adjusted EBITDA ²	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%
Adjusted EBITDA Margin	9.6%	1.5%	810 bps	-44.2%	5380 bps	6.3%	-39.6%	4590 bps
Income from Discontinued Operations ³	-	-	-	(9,545)	-100.0%	-	98,175	-100.0%
Adjusted Net Income [4]	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
( - ) Equity income from Alphaville	-	-	-	(35,891)	-100.0%	-	(66,915)	-100.0%
Adjusted Net Income (ex-AUSA)	(29,359)	(55,924)	-47.5%	(134,568)	-78.2%	(85,284)	(260,661)	-67.3%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4 Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$262.8 million in 2Q18, with margin to be recognized of 37.5%, up 50 bps from 1Q18 and 170 bps higher than in 2Q17. The backlog performance is a reflexion of the effective execution of launches in the period, signaling a positive outlook for revenue volume and backlog results over coming quarters.

Table 16 – Backlog Results (REF) (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y(%)
Backlog Revenues	701,634	625,251	12.2%	450,923	55.6%
Backlog Costs (units sold)	(438,806)	(393,999)	11.4%	(289,632)	51.5%
Backlog Results	262,828	231,253	13.7%	161,291	63.0%
Backlog Margin	37.5%	37.0%	50 bps	35.8%	170 bps

Note: Backlog  results  net  of  PIS/COFINS  taxes (3.65%)  and  excluding  the  impact  of  PVA (Present Value Adjustment) method  according  to  Law No.  11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash equivalents and Marketable Securities

On June 30, 2018, cash and cash equivalents and marketable securities totaled R$212.9 million, 3.9% higher than on March 31, 2018.

Receivables

At the end of 2Q18, total accounts receivables totaled R$1.5 billion, a 10.5% increase compared to 1Q18. It is worth mentioning that out of this total, R$367.3 million or 49% are expected to be received this year.

Table 17 – Total Receivables (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)
Receivables from developments (off balance sheet)	728,214	648,938	12.2%	468,005	55.6%
Receivables from PoC- ST (on balance sheet)	562,072	508,421	10.6%	602,295	-6.7%
Receivables from PoC- LT (on balance sheet)	195,199	186,897	4.4%	208,230	-6.3%
Total	1,485,485	1,344,256	10.5%	1,278,530	16.2%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	757,271	367,304	238,097	92,724	54,179	4,967

Cash Generation

Operating cash generation was R$26.7 million in 2Q18, due to the higher volume of projects delivered in the quarter and the positive performance of launches. In 1H18, operating cash generation was negative R$45.2 million, mainly impacted by a negative result in the previous quarter.

Table 19 –Cash Generation (R$ 000)

	1Q18	2Q18
Availabilities [1]	204,938	212,897
Change in Availabilities (1)	57,476	7,959
Total Debt + Investor Obligations	983,468	964,770
Change in Total Debt + Investor Obligations (2)	-121,430	-18,698
Capital Increase (3)	250,766	-
Cash Generation in the period (1) - (2) - (3)	-71,860	26,657
Final Accumulated Cash Generation	-71,860	-45,203

                                                        ¹ Cash and cash equivalents. and marketable securities.

Liquidity

In 2Q18, gross debt reached R$964.8 million, down 1.9% vs. 1Q18 and 27.3% vs 2Q17. Net debt totaled R$751.9 million, down 3.4% and 32.4% vs. 1Q18 and 2Q17, respectively.

The Company’s Net Debt/Shareholders’ Equity ratio at the end of 2Q18 was 82.8%, compared to 83.1% in 1Q18, and much lower compared to the 126.1% recorded in 2Q17, mainly due to the Company’s capital increase and renegotiations made in 1Q18, which reduced debt and increased the cash position in the period.

Table 20 – Debt and Investor Obligations (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	0.0%	150,890	-100.0%
Debentures – Working Capital (B)	223,663	168,041	33.1%	130,817	71.0%
Project Financing SFH – (C)	594,917	686,728	-13.4%	861,930	-31.0%
Working Capital (D)	146,190	128,699	13.6%	183,339	-20.3%
Total (A)+(B)+(C)+(D) = (E)	964,770	983,468	-1.9%	1,326,976	-27.3%
Total Debt (G)	964,770	983,468	-1.9%	1,326,976	-27.3%
Cash and Availabilities¹ (H)	212,897	204,938	3.9%	214,573	-0.8%
Net Debt (G)-(H) = (I)	751,873	778,530	-3.4%	1,112,403	-32.4%
Equity + Minority Shareholders (J)	908,570	936,904	-3.0%	1,378,424	-34.1%
(Net Debt) / (PL) (I)/(J) = (K)	82.8%	83.1%	-30 bps	80.7%	210 bps
(Net Debt – Proj, Fin,) / Equity (I)- ((A)+(C))/(J) = (L)	17,3%	9.8%	750 bps	7.2%	1010 bps

¹ Cash and cash equivalents and marketable securities.

Out of total debt, 28.7%, or R$277.0 million, referred to total debt maturing in the short term, compared to 34.1% at the end of 1Q18. On June 30, 2018, the consolidated debt average cost stood at 11.55% p.a. The debt renegotiation and the capital increase allowed the Company to restructure its debt profile, resulting in gradual deleverage and a lower average rate, the benefits of which should be seen over the coming quarters.

                                                    Table 21 – Debt Maturity

(R$ mil)	Custo médio (a.a.)	Total	Até Jun/19	Até Jun/20	Até Jun/21	Até Jun/22
Debentures – Working Capital (A)	CDI + 3% / IPCA + 8.37% / CDI + 5.25% / CDI + 3.75%	223,663	21,875	156,852	44,936
Project Financing SFH (B)	TR + 8.30% to 14.20% / 12.87% / 143% CDI	594,917	185,286	253,631	147,301	8.699
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25%	146,190	69,858	21,215	55,174	(57)
Total Debt (A)+(B)+(C) = (D)		964,770	277,019	431,698	247,411	8.642
% of Total Maturity per period			28.7%	44.7%	25,6%	0.9%
Project debt maturing as % of total debt (B)/ (D)			66.9%	58.8%	59,5%	100.7%
Corporate debt maturing as % of total debt ((A)+(C))/ (D)			33.1%	41.2%	40,5%	-0.7%
Ratio Corporate Debt / Mortgage	38.3% / 61.7%

The Company is committed to deleveraging, which can be seen in the gradual reduction of net debt.

SUBSEQUENT EVENTS

Extraordinary Shareholders’ Meeting Call Notice

On July 31. 2018, Gafisa received a correspondence from shareholder GWI Asset Management S.A. (GWI) requesting a call notice for an Extraordinary Shareholders’ Meeting (ESM) within eight days from that date to resolve on the removal of all members of the Board of Directors and the election of new members.

On August 2, the Company informed GWI that said Call Notice Request should be supplemented by additional material required by applicable law, including the names of candidates appointed or supported by GWI, so as to include them in the mandatory remote voting list. This information shall be released to the market until the date of publication of the first announcement of ESM call notice.

Both correspondences were filed at the Brazilian Securities and Exchange Commission (CVM) and released to the market on August 2 by means of a Material Fact, and on August 7, GWI replied to the Company.

The Board of Directors’ Meeting was called to be held on August 14th,2018, the agenda will be the call notice of Extraordinary General Meeting. Gafisa will keep the market informed on the development of this matter.

Rule Changes for Housing Loans

                The Brazilian National Monetary Council (CMN) approved several changes in housing loan rules, including, but not limiting, the increase of value of properties which can be acquired by means of the Housing Financial System (SFH) and the Government Severance Indemnity Fund for Employees (FGTS) to R$1.5 million. These changes will take effect in January 2019 for a six-year duration.

The implementation of all these rules that unlock the business environment may benefit the real estate sector and contribute to a turnover effect on the market. However, it is worth mentioning that these rules will be gradually implemented and their effect will not be seen immediately. Despite the implementation schedule of these measures adopted by CMN, the ceiling increase, which will take place on the beginning of next year, may increase the liquidity of projects at this price level, as consumers will have access to additional housing financing instruments.

São Paulo, August 9, 2018.

Alphaville Urbanismo SA releases its results for the second quarter of 2018.

Financial Results

In 2Q18, net revenues were R$20 million and net loss was R$-198 million.

	2Q18	1H18	2Q17	1H17	2Q18 vs. 2Q17	1H18 vs. 1H17
Net revenues	20	106	50	112	-60%	-5%
Net income	-198	-290	-120	-223	n.a	n.a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41,6%	147,253	105,3%	515,668	283,792	81,7%
Operating Costs	(229,447)	(190,535)	20,4%	(161,656)	41,9%	(419,982)	(315,362)	33,2%
Gross Profit	72,824	22,862	218,5%	(14,403)	-605,6%	95,686	(31,570)	-403,1%
Gross Margin	24,1%	10,7%	1338 bps	-9,8%	3387 bps	18,6%	-11,1%	2968 bps
Operating Expenses	(81,711)	(59,783)	36,7%	(121,817)	-32,9%	(141,495)	(231,811)	-39,0%
Selling Expenses	(28,110)	(24,279)	15,8%	(21,184)	32,7%	(52,389)	(40,240)	30,2%
General and Administrative Expenses	(20,845)	(18,696)	11,5%	(19,738)	5,6%	(39,541)	(47,107)	-16,1%
Other Operating Revenue/Expenses	(17,719)	(12,205)	45,2%	(31,569)	-43,9%	(29,924)	(51,271)	-41,6%
Depreciation and Amortization	(5,140)	(3,985)	29,0%	(8,875)	-42,1%	(9,125)	(17,583)	-48,1%
Equity Income	(9,897)	(618)	1501,5%	(40,451)	-75,5%	(10,516)	(75,610)	-86,1%
Operational Result	(8,887)	(36,921)	-75,9%	(136,220)	-93,5%	(45,809)	(263,381)	-82,6%
Financial Income	3,737	5,344	-30,1%	9,206	-59,4%	9,081	17,076	-46,8%
Financial Expenses	(22,819)	(25,294)	-9,8%	(42,596)	-46,4%	(48,113)	(79,026)	-39,1%
Income Tax and Social Contribution	(27,969)	(56,871)	-50,8%	(169,610)	-83,5%	(84,841)	(325,331)	-73,9%
Net Income After Taxes on Income	(1,432)	(232)	517,2%	(949)	50,9%	(1,664)	(2,295)	-27,5%
Continued Op, Net Income	(29,401)	(57,103)	-48,5%	(170,559)	-82,8%	(86,505)	(327,626)	-73,6%
Discontinued Op, Net Income	(29,401)	(57,103)	-48,5%	(170,559)	-82,8%	(86,505)	(327,626)	-73,6%
Minority Shareholders	-	-	-	(9,545)	-100,0%	-	98,175	-100,0%
Net Income	(42)	(1,179)	-96,4%	(100)	-58,0%	(1,221)	(50)	2342,0%
Income Tax and Social Contribution	(29,359)	(55,924)	-47,5%	(180,004)	-83,7%	(85,284)	(229,401)	-62,8%

Consolidated Balance Sheet

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	14,161	23,654	-40,1%	37,979	-62,7%
Securities	198,736	181,284	9,6%	176,594	12,5%
Receivables from clients	562,072	508,421	10,6%	602,295	-6,7%
Properties for sale	777,405	849,737	-8,5%	996,928	-22,0%
Other accounts receivable	104,086	115,928	-10,2%	105,812	-1,6%
Prepaid expenses and other	4,125	5,136	-19,7%	5,903	-30,1%
Land for sale	34,212	65,798	-48,0%	3,270	946,2%
Long-term Assets for sale	1,694,797	1,749,958	-3,2%	1,928,781	-12,1%
Subtotal

Long-term Assets	195,199	186,897	4,4%	208,230	-6,3%
Receivables from clients	370,192	336,511	10,0%	582,445	-36,4%
Properties for sale	114,656	91,568	25,2%	194,880	-41,2%
Other	680,047	614,976	10,6%	985,555	-31,0%
Subtotal	41,011	41,005	0,0%	45,318	-9,5%
Intangible. Property and Equipment	466,987	479,445	-2,6%	731,405	-36,2%
Investments
	2,882,842	2,885,384	-0,1%	3,691,059	-21,9%
Total Assets

Current Liabilities	255,144	324,376	-21,3%	654,200	-61,0%
Loans and financing	21,875	11,408	91,8%	174,242	-87,4%
Debentures	148,536	142,766	4,0%	194,787	23,7%
Obligations for purchase of land advances from customers	94,632	99,165	-4,6%	73,249	29,2%
Material and service suppliers	55,554	52,016	6,8%	46,343	19,9%
Taxes and contributions	298,213	325,760	-8,5%	337,235	-11,6%
Other	873,954	955,491	-9,0%	1,480,056	-46,0%
In Natura Dividends
Liabilities on Assets from Discontinued Operations
Subtotal	485,963	491,051	-1,0%	391,069	24,3%
	201,788	156,633	28,8%	107,465	87,8%
Long-term liabilities	182,723	134,924	35,4%	71,149	156,8%
Loans and financings	74,473	74,473	0,0%	100,405	-25,8%
Debentures	90,516	78,293	15,6%	81,515	11,0%
Obligations for Purchase of Land and advances from customers	64,855	57,615	12,6%	80,976	-19,9%
Deferred taxes	1,100,318	992,989	10,8%	832,579	32,2%
Provision for Contingencies
Other
Subtotal	905,948	934,236	-3,0%	1,374,347	-34,1%
	2,622	2,668	-1,7%	4,077	-35,7%
Shareholders’ Equity	908,570	936,904	-3,0%	1,378,424	-34,1%
Shareholders’ Equity	2,882,842	2,885,384	-0,1%	3,691,059	-21,9%

Consolidated Cash Flow

	2Q18	2Q17	1H18	1H17
Net Income (Loss) before taxes	(27,970)	(277,330)	(84,841)	(325,331)
Expenses/revenues that does not impact working capital	9,829	205,663	17,897	185,362
Depreciation and amortization	5,140	8,875	9,125	17,583
Impairment	(16,061)	(4,097)	(25,237)	(11,141)
Expense with stock option plan	1,369	(425)	1,278	1,703
Unrealized interest and fees. net	3,563	16,974	7,344	42,735
Equity Income	9,898	40,451	10,516	75,610
Provision for guarantee	(2,459)	(1,714)	(3,293)	(3,315)
Provision for contingencies	15,306	30,041	26,833	46,777
Profit Sharing provision	1,273	4,120	2,504	8,357
Provision (reversal) for doubtful accounts	(8,200)	3,558	(11,153)	7,699
Gain / Loss of financial instruments	-	160	(20)	(646)
Provision for impairment of discontinued operation	-	215,440	-	-
Stock sale update	-	(107,720)	-	-
Clients	(61,143)	82,890	(92,202)	158,442
Properties held for sale	86,298	82,512	167,766	147,467
Other accounts receivable	(7,118)	(5,985)	(11,626)	401
Prepaid expenses and differed sales expenses	1,011	936	1,410	(3,355)
Obligations on land purchase and advances from clients	53,569	(22,239)	22,425	(29,761)
Taxes and contributions	3,538	(789)	9,124	(5,499)
Suppliers	(3,450)	9,455	(3,340)	(419)
Payroll. charges and provision for bonuses	(129)	1,517	365	1,814
Other liabilities	(12,964)	(19,945)	(42,767)	(28,974)
Related party operations	(3,188)	(4,130)	(8,457)	(9,703)
Taxes paid	(1,432)	(949)	(1,664)	(2,295)
Cash provided by/used in operating activities /discontinued operation	-	18,504	-	51,959
Net cash from operating activities	36,851	70,110	(25,910)	140,108
Investment Activities	-	-	-	-
Purchase of fixed and intangible asset	(5,146)	(7,080)	(9,514)	(10,696)
Capital contribution in subsidiaries	(1,781)	518	(2,280)	441
Redemption of securities. collaterals and credits	196,157	471,458	666,060	687,475
Securities application and restricted lending	(213,609)	(434,932)	(745,861)	(640,423)
Cash provided by/used in investment activities / discontinued operation	-	99,707	-	48,663
Net cash from investment activities	-	(9,545)	-	(9,545)
Funding Activities	-	219,510	-	219,510
Related party contributions	(24,379)	339,636	(91,595)	295,425
Addition of loans and financing	-	-	-	-
Amortization of loans and financing	-	(1,999)	-	(1,237)
Assignment of credit receivables. net	158,392	110,687	210,330	186,282
Related Parties Operations	(180,653)	(387,998)	(357,802)	(539,609)
Sale of treasury shares	-	-	-	21,513
Cash provided by/used in financing activities/ discontinued operation	296	1,933	(155)	6,268
Capital Increase	-	7	-	317
Subscription and integralization of ordinary shares	-	(10,601)	-	24,089
Net cash from financing activities	-	-	167	-
Net cash variation for sales operations	-	-	250,599	-
Increase (decrease) in cash and cash equivalents	(21,965)	(287,971)	103,139	(302,377)
Beginning of the period	-	(107,610)	-	(124,711)
End of the Period	(9,493)	14,165	(14,366)	8,445
Increase (decrease) in cash and cash equivalents	23,654	23,814	28,527	29,534
Payroll. charges and provision for bonuses	14,161	37,979	14,161	37,979
Other liabilities	(9,493)	14,165	(14,366)	8,445

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago. the Company is dedicated to growth and innovation oriented to enhancing the well-being. comfort. and safety of an increasing number of households. More than 15 million square meters have been built. and approximately 1.100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa’s brand is also one of the most respected. signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand. the Company also participates through its 30% interest in Alphaville. a leading urban developer in the national development and sale of residential lots. Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil. Bolsa. Balcão (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III. which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects. estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and. as such. are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend. substantially. on changes in market conditions. government regulations. competitive pressures. the performance of the Brazilian economy and the industry. among other factors; therefore. they are subject to change without prior notice.

IR Contacts
Carlos Calheiros
Danielle Hernandes
Telephone: +55 11 3025-9474
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Marilia Paiotti / Bruno Martins
Telephone: +55 11 3147-7463
Fax: +55 11 3147-7438
E-mail: gafisa@grupomaquina.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer